June 30, 2018

Darren Tindale
Chief Financial Officer
Body and Mind, Inc.
750   1095 West Pender Street
Vancouver, British Columbia
Canada V6E 2M6

       Re: Body and Mind, Inc.
           Registration Statement on Form 10-12G
           Filed June 1, 2018
           File No. 000-55940

Dear Mr. Tindale:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10, Filed June 1, 2018

Item 1. Business
General, page 3

1. We note your discussion on pages 4-5 of various obligations you have to issue shares, including shares underlying subscription receipts and warrants, and/or make cash payments related to your acquisition of NMG and equity financings. We note that certain of these payments and/or share issuances appear to be due within 15 months of August 10,
      2017. Please clearly state the total number of shares that may be issued pursuant to your various obligations and the date by which you must issue such shares. Please include similar disclosure with respect to the total cash payments that you are obligated to make.
      Please discuss any plans to raise additional funds and how you expect to meet such
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FirstNameMind, Inc.
Body and LastNameDarren Tindale
Comapany NameBody and Mind, Inc.
June 30, 2018
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         obligations. Please also revise your related risk factor on page 16 to include dilutive effects relating to all potential issuances, and please add a risk factor relating to your obligation to make significant cash payments in the near future, including any material risks to the company if you do not make these payments.
Intercorporate Relationships, page 5

2. We note your reference to your Pepper Lane North LLC strategic partnership. Please file this agreement or provide further analysis as to why you are not required to file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Description of Business, page 7

3. Please expand your disclosure to include a plan of operations for the remainder of the fiscal year. Please also provide provide updates to each of the particular objectives you list on page 7. Given that you expect each objective to be complete within 60-90 days, please explain what steps you have taken for each objective, what necessary steps remain, and the remaining costs. Given the substantial payments due by you to certain shareholders in the near future, please explain how you plan to finance the objectives listed and meet your various payment obligations. Please also expand the disclosure of your growth initiatives including new product introductions, product licensing, third party extraction, and acquisitions to clarify what steps you have taken toward the accomplishment of these initiatives.
4. Please revise to include a description of existing or probable governmental regulations on your business. To the extent applicable, please disclose the effects of the Food and Drug
         Administration regulations on your business, including any requirement for FDA approval of your products, as well as the effects of any material state or federal tax regulations specific to marijuana-related products. Please also disclose that your operations could be found in violation of the federal Controlled Substances Act. Refer to
         Item 101(h)(4)(ix) of Regulation S-K.
Principal Products and Services, page 8

5. Please revise this section to disclose in greater detail your principle products and their pricing, distribution methods, competitive business conditions, and sources and availability of raw materials. Refer to Item 1 of Form 10 and Item 101(h)(4)(i) through
         (v) of Regulation S-K.
6. We note your statement that laws that legalize cannabis allow patients to consume cannabis for medicinal reasons with a doctor's recommendation subject to various requirements and limitations. Please disclose the requirements and limitations.
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FirstNameMind, Inc.
Body and LastNameDarren Tindale
Comapany NameBody and Mind, Inc.
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NMG Licenses, page 9

7. We note that the licenses listed in this section will expire in 2018 or early 2019, with some expiring as soon as June 30, 2018. Please explain whether you are renewing such licenses and/or certificates, the status of such renewal, and any material impact on your business that could result from expiration of these licenses and/or certificates.
Material Contracts, page 10

8. Please disclose the purpose of each of the Pooling Agreements, including the number of shares subject to each of the agreements and the material terms of such agreements. Please explain whether shareholders have voting and/or dispositive rights with respect to such shares.
Risks related to the Federal and State Regulations, page 15

9. We note your statement that the Sessions Memorandum has had no meaningful impact on state-legal marijuana industries and it does not significantly alter the Justice Department's goals. Please remove such statements from your risk factor as they suggest that the potential risk you are discussing does not exist. In the alternative, please tell us why you believe these statements are appropriate.
Results of Operations
Results of Operations for the three month periods ended January 31, 2018 and 2017, page 18

10. You disclose that you began recording sales during the period ended January 31, 2018 in the amount of $829,758. Please revise to discuss your revenue by product or by product category in order to identify the nature of the products sold, and discuss your expectations for future sales trends.
Item 4. Security Ownership of Certain Beneficial Owners and Managment, page 26

11. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by The
         Rozok Family Trust and MBK Investments, LLC. Refer to Item 403 of Regulation S-K.
Item 5. Directors and Executive Officers, page 27

12. It appears that your executive officers are not working for you on a full-time basis. Please revise your disclosure to explain the percentage of time each officer is expected to devote to your business. Please also clearly disclose that your executive officers work for you pursuant to consulting agreements and the conflicts of interests your executive officers have given their employment in related companies. Please also include related risk factor disclosure.
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FirstNameMind, Inc.
Body and LastNameDarren Tindale
Comapany NameBody and Mind, Inc.
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13. Please provide clear disclosure regarding the business experience of each of your executive officers and directors during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K.
Compensation Discussion & Analysis
Summary Compensation Table, page 32

14. We note your disclosure on page 33 relating to options granted to certain NEOs. Please explain why you do not believe these are option-based awards that should be included in your Summary Compensation Table. Please also include an table of outstanding equity awards at fiscal year-end or tell us why you are not required to do so. Refer to Item
         402(p) of Regulation S-K.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 34

15. We note your disclosure is qualified to transactions that has or will materially affect you.
         Please revise to provide in this section all disclosure required pursuant to Item 404 of
         Regulation S-K with respect to any transactions in which the amount exceeded the lesser of $120,000 or 1% of the average of your total assets at year end for the last two completed fiscal years. Please refer to Item 404(d) of Regulation S-K.
Item 10. Recent Sales of Unregistered Securities, page 37

16. Please disclose all securities sold by you within the past three years that were not registered under the Securities Act. Your current disclosure only lists transactions prior to
         July 31, 2017. Please include all information required by Item 701 of Regulation S-K, including the name of the person or the class of person to whom the securities were sold. Please also reconcile your disclosure with the disclosure of recent financings on page
         21 and in the notes to the financial statements.
Financial Statements, page 41

17. Please update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

Interim Balance Sheet, page 43

18.      Please revise to present Amounts receivable separately from Prepaids .
19. Please disclose your accounting policy for your Amounts Receivable. Revise to explain how you account for your allowance for doubtful accounts. Refer to ASC 310-10-50.
20. You disclose that the Deposit of $250,000 is recorded as non-current asset that is a non-
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FirstNameMind, Inc.
Body and LastNameDarren Tindale
Comapany NameBody and Mind, Inc.
June 30, 2018
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         refundable deposit made to Pepper Lane North LLC to secure a lease. Elsewhere in the filing, you also disclose that Pepper Lance North LLC is expected to be terminated. Please address the following:
           Revise your MD&A and footnotes to clearly disclose the accounting implications of the termination of this joint venture.
           Explain to us whether the non-refundable deposit will be refunded to your company and why this deposit is classified as a non-current asset.
21. Please separately present your allowances for doubtful accounts on the face of yourbalance sheets. Refer to Rule 5-02.4 of Regulation S-X. Consolidated Interim Statements of Operations, page 44

22. Please disclose your accounting policy for foreign currency. Refer to ASC 830.
23. Since you began recording sales revenue during the period ended January 31, 2018, your prior annual footnotes did not have revenue recognition policies. Accordingly, please revise your interim financial statements to disclose the terms of your sales arrangements and your revenue recognition policy. Please discloseyour recognition policy for product returns. Refer to ASC 605 and SAB Topic 13.
2. Recent Accounting Pronouncements, page 48

24. Please refer to SAB Topic 11.M, and disclose any expected impacts on your future financial statements of your adoption of ASC 606, Revenue from Contracts with
         Customers.
4. Inventory, page 49

25. Please disclose the basis of your starting inventories, and provide the other required disclosure if applicable under the guidance of ASC 330-10-50.
5. Property and Equipment, page 50

26. Please revise to disclose a general description of the method or methods used in computing depreciation with respect to major classes of depreciable assets and depreciation expense for the period. Refer to ASC 360-10-50-1.
9. Segmented Information, page 54

27. You disclose that you operate in a single segment. However, you discuss the past business line of Deploy related to the Fleet Data Management and Weigh System on pages 6-7. You disclose on page 7 that you anticipate selling that patent in the foreseeable future and do not anticipate allocating any current or future resources to your prior business. Please address the following:
           Tell us how you determined that you operated as a single segment for the periods
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FirstNameMind, Inc.
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Comapany NameBody and Mind, Inc.
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             presented. Specifically explain how you considered the guidance of ASC 280.
             Tell us how you considered whether the Fleet Data Management and Weigh System met the criteria for discontinued operations under ASC 205-20.
11. Business Acquisition, page 55

28. Revise to disclose how you are accounting for your Brand and licenses intangible assets, identifying the amortization period used.
29. You disclose that Dep Nevada, Inc., a wholly owned subsidiary, closed the acquisition of
         Nevada Medical Group, LLC in November, 2017. Please revise to include pro forma financial information required under the guidance of Rule 8-05 of Regulation S-X.
30. You disclose that you had a concurrent financing consisted of the Subscription Receipts, at an issue price of CAD$0.66 per Subscription Receipt, with each Subscription Receipt being automatically converted, at no additional cost to the subscriber, upon the completion of the acquisition of Nevada Medical Group, LLC for one common share and one share purchase warrant. Please explain to us how you accounted for this transaction, citing applicable U.S. GAAP. Revise to disclose how you accounted for the transaction.
Report of Independent Registered Public Accounting Firm, page 60

31. In this regard, it appears that the Notes to the Financial Statements for the fiscal year ended July 31, 2016 were omitted. Please refer to Rule 1-02(a)(4) of Regulation S-X and include complete audited financial statements for the fiscal year ended July 31, 2016 that are compliant with Article 8 of Regulation S-X.
32. The first paragraph Dale Matheson Carr-Hilton Labonte LLP's report indicates that the financial statements of the Company at July 31, 2016 and for the year then ended were audited by other auditors whose report was dated November 28, 2016. However, the other auditors' report is not included in the filing. Please amend to include a report from your other auditor that opines on the financial statements for the fiscal year ended July 31, 2016 in accordance with Rules 2-02 and 2-05 of Regulation S-X.
33. Please provide a revised Report of Independent Registered Public Accounting Firm that reads "We have audited the accompanying balance sheet of Body and Mind Inc. (formerly
         Deploy Technologies Inc.) as of July 31, 2017 and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the year then ended..." to be consistent with the title of the financial statement on page 63.
6. Loan Payable, page 70

34. You disclose that various loans payable to certain related parties, executive officers, or directors were forgiven. You state that these extinguishments were accounted for as gains. Please address the following regarding these transactions:
           Tell us the extent to which the related parties, executive officers, and directors were
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Body and Mind, Inc.
June 30, 2018
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             also shareholders.
             Tell us the circumstances that led to the extinguishments of these loans payable.
             For these extinguishments, tell us how you considered the guidance of ASC 470-50-
             40-2, which indicates that "extinguishment transactions between related parties may be in essence capital transactions."
11. Income Taxes, page 72

35.      Please revise to address the following:
           Revise to more clearly label your deferred tax allowance in the table here.
           Revise your interim financial statements to provide the appropriate disclosures pursuant to ASC 740-270-50.
           Revise your interim and annual tax footnotes to provide a rollforward of your deferred tax allowance.
General

36. Please be advised that your registration statement will automatically become effective 60 days after the initial filing date. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeff Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.

FirstName LastNameDarren Tindale
Comapany NameBody and Mind, Inc.
                                                               Division of
Corporation Finance
June 30, 2018 Page 7                                           Office of
Healthcare & Insurance
FirstName LastName